Exhibit 99.1

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 – 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

May 2, 2007

Item 3 News Release

The news release dated May 2, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

May 2, 2007

PRESS RELEASE
TSX-V: KGN

RESOURCE DRILLING PROGRAM CONTINUES TO EXPAND SIZE OF POTENTIAL RESOURCE AT ESAASE GOLD PROJECT

May 2, 2007 Keegan Resources Inc. (the “Company”) is pleased to release the results of 21 new drill holes from the reverse circulation resource definition program at Esaase. The total area now covered by the program is approximately 1100 meters by 200-600 meters with depths between 100-300 meters (see www.keeganresources.com for a map showing drill hole locations and crosssections). Significant intercepts were encountered in 19 of 21 holes. Highlights include 98 meters of 1.38 g/t Au, 43 meters of 2.00 g/t Au, 72 meters of 1.00 g/t Au, and 62 m of 1.14 g/t Au.

Evaluation of the results in plan and section continues to show multiple parallel, moderately westdipping zones of gold mineralization with excellent grade continuity along and between sections. Drilling to the west indicates that grade and thickness of the original zones continue to increase down dip on virtually every section, while new zones of moderately dipping mineralization are being discovered in the hanging wall. As a result of the favorable topography Keegan is quickly adding large amounts of potential gold resources at modest depths and has still not closed off the system either along strike or down dip.

Table 1. Gold Intercepts from Keegan’s Esaase RC Program

Hole ID	from	to	width	Grade
KERC065	3	27	4	0.56
KERC065	43	51	8	0.62
KERC065	72	134	62	1.14
including	95	96	1	25.74
KERC065	139	145	6	0.86
KERC065	158	230	72	1.00
including	219	221	2	17.8
KERC066	4	29	25	0.53
KERC066	43	101	58	1.1
including	44	45	1	11.5
and	84	85	1	17.1
KERC066	113	153	40	0.51
KERC067	35	72	37	0.78
KERC067	89	118	28	1.04
KERC067	137	142	5	1.27
KERC068	3	38	35	0.77
KERC068	48	64	16	0.51
KERC068	86	106	20	1.38
including	91	92	1	18.7
KERC068	85	92	7	0.65
KERC069	assays pending
KERC070	assays pending
KERC071	assays pending
KERC072	66	73	7	0.54
KERC072	80	190	110	0.7

including	80	119	39	1.02
KERC072	203	211	8	0.61
KERC073	45	143	98	1.38
including	104	105	1	33.7
including	109	111	2	16
KERC073	175	181	6	0.84
KERC073	205	236	31	0.79
KERC073	253	270	17	0.76
KERC073	305	315	10	0.97
KERC074	18	28	10	0.75
KERC074	96	104	8	1.29
KERC074	147	165	18	0.71
KERC075	0	35	35	1.05
KERC075	75	89	14	0.75
KERC075	96	113	17	0.57
KERC076	0	13	13	1.01
KERC076	22	37	15	0.81
KERC077	45	50	5	2.08
KERC077	86	117	31	0.63
KERC078	77	88	11	1.16
KERC079	2	10	8	1.05
KERC079	37	71	44	0.91
KERC079	82	97	15	0.61
KERC079	104	115	11	0.8
KERC080	9	20	11	0.78
KERC080	31	42	11	0.74
KERC081	1	39	39	0.54
KERC082	no significant intercepts
KERC083	no significant intercepts
KERC084	2	17	15	0.71
KERC084	26	41	15	1.8
KERC084	65	70	5	1.53
KERC084	77	84	7	2.51
including	77	78	1	13.3
KERC084	105	110	5	3.42
including	109	110	1	16.1
KERC085	0	20	20	0.63
KERC085	99	109	10	1.37
KERC086	0	14	14	0.55
KERC087	0	5	5	1.44
KERC087	15	27	12	0.69
KERC087	112	168	46	1.01
including	164	165	1	14.2
KERC088	17	25	8	0.9
KERC088	50	65	15	0.97
KERC088	116	128	12	0.95
KERC088	150	163	13	0.55
KERC088	174	180	6	2.83
KERC089	33	47	14	0.62
KERC089	69	81	12	0.66
KERC089	159	202	43	2.00
including	190	191	1	50.5
KERC089	209	214	5	3.05
KERC092	89	134	45	0.59
including	162	163	1	13.3

Dan McCoy, President and CEO of Keegan states: "These results continue to demonstrate increased size potential, amenable geometry and topographic expression, but most importantly, the excellent gold grade continuity necessary for a low cost open pit gold mining operation. We are very impressed by the emerging size potential of the deposit as we encounter very significant widths of greater than one gram per ton gold mineralization which remains open. We are in the process of delineating a significant gold deposit in one of the world's most prolific gold regions."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All drill samples are weighed on site and assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Keegan has designed a preliminary metallurgical program and is in the midst of collecting samples for such a program. Socioeconomic studies and evaluation of previous operator's environmental baseline studies are in effect.

Intercepts were calculated using a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa.

Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com